May 8, 2025

Alexander Pickett
Chief Executive Officer
Portage Biotech Inc.
Clarence Thomas Building, P.O. Box 4649
Road Town, Tortola, British Virgin Islands, VG1110

       Re: Portage Biotech Inc.
           Registration Statement on Form F-3
           Filed May 5, 2025
           File No. 333-28696
Dear Alexander Pickett:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Andrew D. Hudders, Esq.